
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                   ---------------

                                   SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                         THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 4)
                                   FINAL AMENDMENT


                                   ---------------

                               ILM SENIOR LIVING, INC.
                                A VIRGINIA CORPORATION
                              (NAME OF SUBJECT COMPANY)


                                REDWOOD INVESTORS, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY
                                  ARLEN CAPITAL, LLC
                                       (BIDDER)

                        SHARES OF COMMON STOCK $.01 PAR VALUE
                            (TITLE OF CLASS OF SECURITIES)


                                        (NONE)
                        (CUSIP Number of Class of Securities)

                                   ---------------


                                  Arlen Capital, LLC
                                Don Augustine, Manager
                         1650 Hotel Circle North - Suite 200
                             San Diego, California  92108
                                    (619) 686-2002
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)

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                                        14D-1


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


--------------------                                                       ----------------------
CUSIP NO. None                                                                Page 2 of 7 Pages
--------------------                                                       ----------------------

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
   1.  Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       Redwood Investors, LLC - IRS Identification #33-0744348
-------------------------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group (See Instructions)        (a)  / /
                                                                                  (b)  / /
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   3.  SEC Use Only

-------------------------------------------------------------------------------------------------
   4.  Sources of Funds (See Instructions)

       WC
-------------------------------------------------------------------------------------------------
   5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(e) or 2(f)                                                              / /

-------------------------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization

       State of Delaware
-------------------------------------------------------------------------------------------------
   7.  Aggregate Amount Beneficially Owned By Each Reporting Person

       Less than 1 percent of the issued and outstanding Shares
-------------------------------------------------------------------------------------------------
   8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)    / /

-------------------------------------------------------------------------------------------------
   9.  Percent of Class Represented by Amount in Row (7)

       Less than 1 percent of the issued and outstanding Shares
-------------------------------------------------------------------------------------------------
  10.  Type of Reporting Persons (See Instructions)

       OO
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

                                      14D-1

--------------------                                                       ----------------------
CUSIP NO. None                                                                Page 3 of 7 Pages
--------------------                                                       ----------------------

-------------------------------------------------------------------------------
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
   1.  Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       Arlen Capital, LLC - IRS Identification #33-0713478
-------------------------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group (See Instructions)        (a)  / /
                                                                                  (b)  / /

-------------------------------------------------------------------------------------------------
   3.  SEC Use Only

-------------------------------------------------------------------------------------------------
   4.  Sources of Funds (See Instructions)

       AF
-------------------------------------------------------------------------------------------------
   5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(e) or 2(f)                                                              / /

-------------------------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization

       State of California
-------------------------------------------------------------------------------------------------
   7.  Aggregate Amount Beneficially Owned By Each Reporting Person

       Less than 1 percent of the issued and outstanding Shares
-------------------------------------------------------------------------------------------------
   8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)    / /

-------------------------------------------------------------------------------------------------
   9.  Percent of Class Represented by Amount in Row (7)

       Less than 1 percent of the issued and outstanding Shares
-------------------------------------------------------------------------------------------------
  10.  Type of Reporting Persons (See Instructions)

       OO
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

AMENDMENT NO. 4 TO SCHEDULE 14D-1
This Amendment No. 4 amends the Offer to Purchase on Schedule 14D-1 filed with the Securities and Exchange Commission on June 4, 1998 (the "Schedule 14D-1") by Redwood Investors, LLC, a Delaware limited partnership (the "Purchaser"), relating to the Offer by the Purchaser to purchase up to 700,000 shares of common stock $.01 par value ("Shares") of ILM Senior Living, Inc., a Virginia Corporation, (the "Company"), at $7.00 per Share, upon the terms and conditions set forth in the Offer to Purchase dated June 4, 1998, as amended by Amendment No.1, dated July 15, 1998, Amendment No. 2 dated July 29, 1998 and Amendment No. 3 dated August 12, 1998 and the related Agreement of Sale (which, together with any supplements or amendments, collectively constitute the "Offer").
Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 (a) is hereby supplemented and amended as follows:

     "The total amount of funds required by the Purchaser to purchase the 43,808 Shares accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $306,656. To date, the Purchaser has accepted for payment, a total of 43,808 Shares. The Purchaser obtained such funds (plus amounts to pay fees and expenses) from capital contributions from its partner and investors."

Item 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 (a) - (b) is hereby supplemented and amended as follows:

     "The Offer expired at 12:00 Midnight, Pacific Standard Time, on Friday August 28, 1998. Based on the information provided by the depositary to the reporting persons, pursuant to the Offer, as of 12:00 Midnight, Pacific Standard Time on Friday August 28, 1998, the Purchaser accepted for payment 43,808 Shares, constituting less than 1 percent of the outstanding Shares. To date, the Purchaser has accepted for payment, a total of 43,808 Shares, constituting approximately 1 percent of the outstanding Shares."



                                        SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 1998               REDWOOD  INVESTORS, LLC

                                   By:  Arlen Capital, LLC
                                        its Manager

                                        By:  /s/ DON AUGUSTINE
                                             ------------------------------
                                             Don Augustine, Manager